EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of August, 2026.

Lawrence James Lawson III

/s/ Lawrence James Lawson III

Robert Todd Brown

/s/ Robert Todd Brown

Eric Dennis Malchow

/s/ Eric Dennis Malchow

Robert Bruce Barr

/s/ Robert Bruce Barr

Robert B. Barr 2025 GRAT

By: /s/ Robert Bruce Barr
Name: Robert Bruce Barr
Title: Trustee